FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F   X   Form 40-F

    (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes ___ No   X

    (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7)):

Yes ___ No   X

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.):

Yes ___ No   X

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report of their notice to Investors regarding the Company's Management Proposals, Capital Budget, and Protocol of Merger and Justification, as filed with the Brazilian Stock Exchange, to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 25, 2006	By: /s/ Eneas Cesar Pestana Neto Name: Eneas Cesar Pestana Neto Title: Administrative Director
By: /s/ Fernando Queiroz Tracanella Name: Fernando Queiroz Tracanella Title: Investor Relations Officer

EXHIBIT INDEX

99.1	Relevant Notice - CVM Committee did not accept appeal of the Company.
99.2	Material Fact - Announcement in compliance with CVM instructions.
99.3	Announcement regarding General Extraordinary Shareholder’s Meeting to be held on April 27, 2006.